August 1, 2006

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Dendreon Corporation
Form 10-K for fiscal year ended December 31, 2005
File No. 000-30681

Dear Mr. Riedler:

Following receipt of your letter, Dendreon Corporation requested its representatives to review the file history at the USPTO for U.S. Patent No. 6,416,958 to determine whether any third parties have filed a petition with the USPTO to invalidate Dendreon’s ‘958 patent related to the use of HLA-DR antibodies. Upon review of the file at the USPTO, it was determined that an anonymous individual (J. Doe) on two separate occasions (June 30, 2005 and January 05, 2006) made identical submissions of prior art under 37 CFR 1.501 which he/she believed to be pertinent to the patentability of at least claims 1-3 of the ‘958 patent. We do not believe that these submissions were accompanied by a petition for reexamination of the ‘958 patent. It appears that the prior art was merely placed in the file, but not reviewed by the USPTO. Neither the submitter nor the USPTO provided Dendreon with a copy of these submissions, although the USPTO should have forwarded a copy to Dendreon or its attorney of record. Thus, prior to receipt of your letter, Dendreon was unaware of these submissions.

We do not believe that these submissions of prior art are material information which should be described in Dendreon’s 2005 Form 10-K. As mentioned above, the submitter did not file a petition for reexamination of the ‘958 patent and the USPTO did not review the submissions. In the absence of a third party submitting a petition for reexamination of the ‘958 patent, we do not believe that the submissions will have any effect on the status of the patent. In addition, we do not believe that the USPTO will take any steps to review the patentability of the ‘958 patent unless and until they are required to do so as a result of the filing of a petition for reexamination. Finally, Dendreon does not believe that the ‘958 patent is material to its business as presently conducted.

Please do not hesitate to contact me if you should have any questions or comments concerning the foregoing.

Very truly yours,

Dendreon Corporation

/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President,
Corporate Development,
General Counsel and Secretary

cc:	Sonia Barros